Exhibit 99.3

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital

€ 5 963 168 812.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Nigeria: Total completes $1 billion of onshore divestments

Paris, March 30, 2015 – Total has completed the divestment of its stake in onshore Oil Mining Lease (OML) 29 to Aiteo Eastern E&P, a Nigerian company, for $569 million. Together with the recently completed divestments of OML 24 and OML 18, Total’s share of sale proceeds from these three onshore Nigerian blocks amounts to over $1 billion.

“The sale of these non-operated onshore blocks in Nigeria is yet another example of our strategy of dynamic portfolio management, achieved at attractive valuations,” said Patrick de La Chevardière, Chief Financial Officer at Total. “These transactions also reduce our exposure to non-operated blocks onshore Nigeria, and allow us to focus on our core, operated developments, such as the Egina project.”

Total holds a 10% stake in several onshore blocks in Nigeria via the Shell Petroleum Development Company (SPDC) Joint Venture alongside the Nigerian National Petroleum Corporation (55%), SPDC (30%, operator) and Nigerian Agip Oil Company Limited (5%). Since 2010, Total has divested its interests in eleven onshore blocks to Nigerian companies, in line with the Federal Government of Nigeria’s aim of developing Nigerian companies in the sector.

Total Exploration & Production in Nigeria

In 2012, Total celebrated fifty years of its presence in Nigeria. The Group’s production in Nigeria was 257,000 barrels of oil equivalent per day (boe/d) in 2014.

Deep offshore developments are one of Total’s main growth avenues in Nigeria, where the Group operates the Akpo field in OML 130 and launched the development of the Egina field in the same lease in 2013.

Offshore production also comes from OMLs 99, 100 and 102, which are operated by the Group as part of a joint-venture with NNPC. The main fields in these leases are Amenam-Kpono, Edikan and Ofon. On Ofon, Total completed the flare-out in January 2015 which will allow for the gradual increase of production towards the 90,000 boe/d production target.

Total’s onshore production comes from OML 58, which it also operates as part of its joint-venture with NNPC. A project is underway to increase the lease’s natural gas and condensate production capacity to supply the domestic market.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital

€ 5 963 168 812.50

Registered in Nanterre

RCS 542 051 180

www.total.com

In addition, Total has significant equity production in Nigeria from its interests in non-operated ventures, particularly the SPDC-operated joint venture (10%) and the Bonga field (12.5%). Total also has a 15% interest in Nigeria LNG, which operates six LNG liquefaction trains on Bonny Island with a capacity of 21.9 million metric tons per year.

Total deploys an active policy to create in-country value in Nigeria - the Group is helping Nigerian contractors to build deep offshore expertise, especially in the Niger Delta, a region that is home to more than half of Total’s Nigerian employees and most of its operations in the country. Local content accounted 90% for the onshore OML 58 projects, and is likely to reach 75% for the deep offshore Egina development.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator. We are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible, and our 100,000 employees play an active role in helping us achieve this mission. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. www.total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.